SCHEDULE A

to the

INVESTMENT SUB-ADVISORY AGREEMENT

Dated July 26, 2024 by and among FIRST MANHATTAN CO. LLC

and

VIDENT ADVISORY, LLC DBA VIDENT ASSET MANAGEMENT

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser's services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
FM Excelsior Focus Equity ETF	$25,000	0.06% on AUM up to $250,000,000, 0.055% on AUM between $250,000,000 and $500,000,000, and 0.05% on AUM in excess of $500,000,000
FM Cash Flow Equity ETF	$25,000	0.06% on AUM up to $250,000,000, 0.055% on AUM between $250,000,000 and $500,000,000, and 0.05% on AUM in excess of$500,000,000

FIRST MANHATTAN CO. LLC

By: /s/ Ben Clammer

Name: BEN CLAMMER

Title: MANAGING DIRECTOR

VIDENT ADVISORY, LLC DBA VIDENT

ASSET MANAGEMENT

By: /s/ Amrita Nandakumar

Name: AMRITA NANDAKUMAR

Title: PRESIDENT